Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2015.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive, financial and operating covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to, those described under Item 3 “Key Information — Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2015, and in our subsequent Current Reports on Form 6-K.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (4) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (5) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP, collectively; (6) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (7) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP; (8) the term “GAAM” refers to Global Aviation Asset Management; (9) the term “ECAF-I Transaction” refers to the portfolio of 33 aircraft contracted to be sold to ECAF I Ltd in June 2015 and (10) the term “Fly Acquisition III” refers to our subsidiary, Fly Acquisition III Limited.

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)

Fly Leasing Limited
Consolidated Balance Sheets

AS OF JUNE 30, 2016 (UNAUDITED) AND DECEMBER 31, 2015
(Dollars in thousands, except par value data)

	June 30, 2016	December 31, 2015
Assets
Cash and cash equivalents	$382,128	$275,998
Restricted cash and cash equivalents	94,761	174,933
Rent receivables	509	124
Investment in unconsolidated subsidiary	7,434	7,170
Investment in direct finance lease, net	34,185	34,878
Flight equipment held for sale, net	32,741	237,262
Flight equipment held for operating lease, net	2,524,145	2,585,426
Maintenance rights, net	84,351	94,493
Fair market value of derivative assets	—	241
Other assets, net	6,071	6,450
Total assets	$3,166,325	$3,416,975

Liabilities
Accounts payable and accrued liabilities	$14,330	$17,548
Rentals received in advance	13,977	14,560
Payable to related parties	4,115	7,170
Security deposits	43,854	48,876
Maintenance payment liability	198,657	194,543
Unsecured borrowings, net	690,399	689,409
Secured borrowings, net	1,483,812	1,695,711
Deferred tax liability, net	22,277	20,741
Fair market value of derivative liabilities	27,824	19,327
Other liabilities	34,482	52,126
Total liabilities	2,533,727	2,760,011

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 33,347,990 and 35,671,400 shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively	33	36
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	549,473	577,290
Retained earnings	106,915	95,138
Accumulated other comprehensive loss, net	(23,823)	(15,500)
Total shareholders’ equity	632,598	656,964
Total liabilities and shareholders’ equity	$3,166,325	$3,416,975

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015 (UNAUDITED)
(Dollars in thousands, except per share data)

	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
		As restated		As restated
Revenues
Operating lease revenue	$76,339	$101,684	$151,292	$221,787
Finance lease revenue	884	—	1,776	—
Equity earnings from unconsolidated subsidiary	131	341	264	681
Gain on sale of aircraft	443	—	5,586	2,637
Interest and other income	137	797	224	1,003
Total revenues	77,934	102,822	159,142	226,108
Expenses
Depreciation	28,662	46,787	57,501	93,990
Aircraft impairment	4,122	51,825	4,122	51,825
Interest expense	29,474	37,232	60,308	76,529
Selling, general and administrative	7,384	10,573	15,653	18,837
Ineffective, dedesignated and terminated derivatives	(22)	1,756	264	1,492
Net loss on extinguishment of debt	612	2,119	5,139	6,169
Maintenance and other costs	455	1,077	1,654	2,663
Total expenses	70,687	151,369	144,641	251,505
Net income (loss) before provision for income taxes	7,247	(48,547)	14,501	(25,397)
Provision (benefit) for income taxes	2,570	(4,852)	2,724	(1,567)
Net income (loss)	$4,677	$(43,695)	$11,777	$(23,830)

Weighted average number of shares:
Basic	33,580,886	41,456,784	33,934,334	41,444,957
Diluted	33,580,886	41,456,784	33,934,334	41,444,957
Earnings per share (net income (loss) per common share):
Basic and Diluted	$0.14	$(1.06)	$0.35	$(0.59)
Dividends declared and paid per share	$—	$0.25	$—	$0.50

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Comprehensive Income

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015 (UNAUDITED)
(Dollars in thousands)

	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
		As restated		As restated
Net income (loss)	$4,677	$(43,695)	$11,777	$(23,830)
Other comprehensive income (loss), net of tax Change in fair value of derivatives, net of deferred tax (1)	(2,048)	6,153	(8,313)	226
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax (2)	—	—	(10)	(130)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax (3)	—	1,563	—	1,563
	$2,629	$(35,979)	$3,454	$(22,171)

(1)	Deferred tax benefit was $0.3 million and $1.1 million for the three and six months ended June 30, 2016, respectively. Deferred tax expense was $0.9 million and $28,000 for the three and six months ended June 30, 2015, respectively.
(2)	Deferred tax benefit was $1,000 and $19,000 for the six months ended June 30, 2016 and 2015, respectively.
(3)	Deferred tax expense was $0.2 million for each of the three and six months ended June 30, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity

FOR THE SIX MONTHS ENDED JUNE 30, 2015
(Dollars in thousands)
	Manager Shares		Common Shares		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss, net	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance December 31, 2014, as previously reported	100	$—	41,432,998	$41	$658,522	$117,402	$(17,091)	$758,874
Adjustment to ending balance	—	—	—	—	—	(2,620)	—	(2,620)
Balance December 31, 2014, as restated	100	—	41,432,998	41	658,522	114,782	(17,091)	756,254
Dividends to shareholders	—	—	—	—	—	(20,716)	—	(20,716)
Dividend equivalents	—	—	—	—	—	(644)	—	(644)
Shares issued in connection with vested share grants	—	—	36,075	—	—	—	—	—
Share-based compensation	—	—	—	—	195	—	—	195
Net loss as restated	—	—	—	—	—	(23,830)	—	(23,830)
Net change in the fair value of derivatives, net of deferred tax of $28,000 (1)	—	—	—	—	—	—	226	226
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax of $19,000 (1)	—	—	—	—	—	—	(130)	(130)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.2 million (1)	—	—	—	—	—	—	1,563	1,563
Balance June 30, 2015, as restated (unaudited)	100	$—	41,469,073	$41	$658,717	$69,592	$(15,432)	$712,918

(1)	See Note 11 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity

FOR THE SIX MONTHS ENDED JUNE 30, 2016
(Dollars in thousands)
	Manager Shares		Common Shares		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss, net	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance December 31, 2015	100	$—	35,671,400	$36	$577,290	$95,138	$(15,500)	$656,964
Shares repurchased pursuant to share repurchase program	—	—	(2,323,410)	(3)	(27,817)	—	—	(27,820)
Net income	—	—	—	—	—	11,777	—	11,777
Net change in the fair value of derivatives, net of deferred tax of $1.1 million (1)	—	—	—	—	—	—	(8,313)	(8,313)
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax of $1,000 (1)	—	—	—	—	—	—	(10)	(10)
Balance June 30, 2016 (unaudited)	100	$—	33,347,990	$33	$549,473	$106,915	$(23,823)	$632,598

(1)	See Note 11 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015  (UNAUDITED)
(Dollars in thousands)
	Six months ended June 30, 2016	Six months ended June 30, 2015
Cash Flows from Operating Activities		As restated
Net income (loss)	$11,777	$(23,830)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(264)	(681)
Direct finance lease income	(1,776)	—
Gain on sale of aircraft	(5,586)	(2,637)
Depreciation	57,501	93,990
Aircraft impairment	4,122	51,825
Amortization of debt discounts and debt issuance costs	4,695	5,957
Amortization of lease incentives	5,090	8,793
Amortization of lease discounts, premiums and other items	206	1,321
Amortization of fair value adjustments associated with the GAAM acquisition	992	2,136
Net loss on debt modification and extinguishment	4,121	5,160
Share-based compensation	—	195
Unrealized foreign exchange loss (gain)	530	(760)
Provision (benefit) for deferred income taxes	2,593	(1,915)
Unrealized loss on derivative instruments	183	1,211
Cash receipts in settlement of maintenance rights	6,150	—
Security deposits and maintenance payment liability recognized into earnings	(3,450)	(25,612)
Security deposits and maintenance payment claims applied towards operating lease revenues	(805)	—
Changes in operating assets and liabilities:
Rent receivables	(597)	6,825
Other assets	(233)	1,507
Payable to related parties	(7,234)	(3,008)
Accounts payable, accrued liabilities and other liabilities	(1,701)	795
Net cash flows provided by operating activities	76,314	121,272
Cash Flows from Investing Activities
Rent received from direct finance lease	2,460	—
Purchase of flight equipment	(40,488)	(156,196)
Proceeds from sale of aircraft, net	209,382	126,503
Payments for aircraft improvement	(2,255)	(6,255)
Payments for lease incentive obligations	(1,600)	(13,206)
Net cash flows provided by (used in) investing activities	167,499	(49,154)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	80,172	27,242
Security deposits received	920	3,815
Security deposits returned	(3,682)	(6,618)
Maintenance payment liability receipts	36,343	42,163
Maintenance payment liability disbursements	(2,278)	(32,891)
Net swap termination payments	(709)	23
Debt issuance costs	(832)	(914)
Proceeds from secured borrowings	84,249	147,277
Repayment of secured borrowings	(304,938)	(217,890)
Shares repurchased	(26,944)	—
Dividends	—	(20,716)
Dividend equivalents	—	(644)
Net cash flows used in financing activities	(137,699)	(59,153)
Effect of exchange rate changes on cash and cash equivalents	16	(305)
Net increase in cash and cash equivalents	106,130	12,660
Cash and cash equivalents at beginning of year	275,998	337,560
Cash and cash equivalents at end of year	$382,128	$350,220
Supplemental Disclosure:
Cash paid during the period for:
Interest	$55,047	$70,454
Taxes	336	115
Noncash Activities:
Security deposits applied to maintenance payment liability and rent receivables	—	3,175
Maintenance payment liability applied to rent receivables	—	2,108
Other liabilities applied to maintenance payment liability, security deposits and rent receivables	960	240
Noncash investing activities:
Aircraft improvement	206	2,765
Noncash activities in connection with purchase of aircraft	2,687	20,344
Noncash activities in connection with sale of aircraft	35,628	9,061

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Notes to Consolidated Financial Statements
For the six months ended June 30, 2016

1. ORGANIZATION

Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries.

Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.

In accordance with the Company’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.

2. RESTATEMENT OF PRIOR FINANCIAL STATEMENTS

As disclosed in the Company’s consolidated financial statements for the year ended December 31, 2015, the Company has determined that its financial statements for the three and six months ended June 30, 2015 contained errors resulting from the incorrect accounting for aircraft purchased with in-place leases. The Company previously did not identify, measure and account for maintenance rights acquired. The Company has restated its consolidated statements of income and comprehensive income for the three and six months ended June 30, 2015 and its consolidated statements of shareholders’ equity and cash flows for the six months ended June 30, 2015, including the cumulative impact of the adjustments for periods prior to January 1, 2015.

The cumulative adjustments to correct the errors in the consolidated financial statements for all periods prior to January 1, 2015 are recorded as adjustments to retained earnings at January 1, 2015 as shown in the consolidated statements of shareholders’ equity. The cumulative effect of those adjustments decreased previously reported retained earnings by $2.6 million at January 1, 2015, as reflected in the tables below (dollars in thousands):

Retained earnings at January 1, 2015 – As previously reported	$117,402
Adjustments	(2,620)
Retained earnings at January 1, 2015 – As restated	$114,782

	Three months ended June 30, 2015	Six months ended June 30, 2015
Net loss – As previously reported	$(58,255)	$(40,989)
Adjustments	14,560	17,159
Net loss – As restated	$(43,695)	$(23,830)

The Company now identifies, measures and accounts for maintenance right assets and liabilities associated with its acquisitions of aircraft with in-place leases. A maintenance right asset represents the fair value of the Company’s contractual right under a lease to receive an aircraft in an improved maintenance condition as compared to the maintenance condition on the acquisition date. A maintenance right liability represents the Company’s obligation to pay the lessee for the difference between the lease end contractual maintenance condition of the aircraft and the actual maintenance condition of the aircraft on the acquisition date.

The Company has also made other adjustments related to immaterial errors including certain corrections that had been previously identified but not recorded because they were immaterial, individually and in the aggregate, to the Company’s consolidated financial statements. These corrections included adjustments to (i) expense acquisition fees related to aircraft purchased with in-place leases and (ii) record the associated income tax effect. While none of these other adjustments were individually material, they have been made as part of the restatement process.

Consolidated Statements of Income

FOR THE THREE MONTHS ENDED JUNE 30, 2015
(Dollars in thousands, except per share data)

	As previously reported	Maintenance rights adjustments	Other adjustments	As restated
Revenues
Operating lease revenue	$101,684	$—	$—	$101,684
Equity earnings from unconsolidated subsidiary	341	—	—	341
Interest and other income	797	—	—	797
Total revenues	102,822	—	—	102,822
Expenses
Depreciation	49,662	(2,731)	(144)	46,787
Aircraft impairment	65,398	(12,373)	(1,200)	51,825
Interest expense	37,232	—	—	37,232
Selling, general and administrative	10,573	—	—	10,573
Ineffective, dedesignated and terminated derivatives	1,756	—	—	1,756
Net loss on extinguishment of debt	2,119	—	—	2,119
Maintenance and other costs	1,077	—	—	1,077
Total expenses	167,817	(15,104)	(1,344)	151,369
Net income (loss) before provision for income taxes	(64,995)	15,104	1,344	(48,547)
Provision (benefit) for income taxes	(6,740)	1,870	18	(4,852)
Net income (loss)	$(58,255)	$13,234	$1,326	$(43,695)
Earnings per share:
Basic	$(1.42)			$(1.06)
Diluted	$(1.42)			$(1.06)

FOR THE SIX MONTHS ENDED JUNE 30, 2015
(Dollars in thousands, except per share data)

	As previously reported	Maintenance rights adjustments	Other adjustments	As restated
Revenues
Operating lease revenue	$221,787	$—	$—	$221,787
Equity earnings from unconsolidated subsidiary	681	—	—	681
Gain on sale of aircraft	1,897	(7)	747	2,637
Interest and other income	1,003	—	—	1,003
Total revenues	225,368	(7)	747	226,108
Expenses
Depreciation	99,736	(5,453)	(293)	93,990
Aircraft impairment	65,398	(12,373)	(1,200)	51,825
Interest expense	76,529	—	—	76,529
Selling, general and administrative	18,837	—	—	18,837
Ineffective, dedesignated and terminated derivatives	1,492	—	—	1,492
Net loss on extinguishment of debt	6,169	—	—	6,169
Maintenance and other costs	2,663	—	—	2,663
Total expenses	270,824	(17,826)	(1,493)	251,505
Net income (loss) before provision for income taxes	(45,456)	17,819	2,240	(25,397)
Provision (benefit) for income taxes	(4,467)	2,191	709	(1,567)
Net income (loss)	$(40,989)	$15,628	$1,531	$(23,830)
Earnings per share:
Basic	$(1.00)			$(0.59)
Diluted	$(1.00)			$(0.59)

Consolidated Statement of Cash Flows

FOR THE SIX MONTHS ENDED JUNE 30, 2015
(Dollars in thousands)

	As previously reported	Adjustments	As restated
Cash Flows from Operating Activities
Net income (loss)	$(40,989)	$17,159	$(23,830)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(681)	—	(681)
Gain on sale of aircraft	(1,897)	(740)	(2,637)
Depreciation	99,736	(5,746)	93,990
Aircraft impairment	65,398	(13,573)	51,825
Amortization of debt discounts and debt issuance costs	5,957	—	5,957
Amortization of lease incentives	8,793	—	8,793
Amortization of lease discounts, premiums and other items	1,321	—	1,321
Amortization of fair value adjustments associated with the GAAM acquisition	2,136	—	2,136
Net loss on debt modification and extinguishment	5,160	—	5,160
Share-based compensation	195	—	195
Unrealized foreign exchange gain	(760)	—	(760)
Provision (benefit) for deferred income taxes	(4,815)	2,900	(1,915)
Unrealized gain on derivative instruments	1,211	—	1,211
Security deposits and maintenance payment liability recognized into earnings	(25,612)	—	(25,612)
Changes in operating assets and liabilities:
Rent receivables	6,825	—	6,825
Other assets	1,507	—	1,507
Payable to related parties	(3,008)	—	(3,008)
Accounts payable, accrued liabilities and other liabilities	795	—	795
Net cash flows provided by operating activities	$121,272	$—	$121,272

The adjustments related to maintenance rights did not impact the Company’s cash flows from investing and financing activities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly will consolidate a Variable Interest Entity (“VIE”). Fly is deemed the primary beneficiary when it has both the power to direct the activities of the VIE that most significantly impact the economic performance of such VIE, and it bears the significant risk of loss and participates in gains of the VIE. All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company has one operating and reportable segment which is aircraft leasing.

Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current period presentation. Such reclassification has had no impact on consolidated net income or shareholders’ equity.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities, accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. The guidance specifically notes that lease contracts with customers are a scope exception. In August 2015, FASB issued ASU 2015-14, deferring the effective date of ASU 2014-09, Revenue from Contracts with Customers (Topic 606), by one year for all entities, and permitting early adoption on a limited basis. Specifically, for public business entities, the standard will be effective for annual reporting periods (including interim periods) beginning after December 15, 2017. Early adoption will be permitted as of the annual reporting period (including interim periods) beginning after December 15, 2016. The Company anticipates that the adoption of the standard will not have a material effect on its consolidated financial condition, results of operations or cash flows. The Company will adopt the guidance effective January 1, 2018.

In August 2014, FASB issued ASU 2014-15, update to Accounting Standards Codification (ASC) subtopic 250-40, Presentation of Financial Statements-Going Concern. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in the U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term “substantial doubt”, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 will be effective for annual reporting periods (including interim periods) ending after December 15, 2016, and early adoption will be permitted. The Company is currently evaluating the potential impact the adoption of the standard will have on its consolidated financial condition, results of operations or cash flows. The Company will adopt the guidance effective December 31, 2016.

In February 2016, FASB issued its new lease standard, ASU 2016-02, Leases. Under the new standard, the accounting for leases by lessors would basically remain unchanged from the existing concepts in ASC 840, Leases. In addition, FASB has decided that lessors would be precluded from recognizing selling profit and revenue at lease commencement for any sales-type or direct finance lease that does not transfer control of the underlying asset to the lessee. The standard will be effective for annual periods (including interim periods), beginning after December 15, 2018, and early adoption will be permitted. The Company is currently evaluating the potential impact the adoption of the standard will have on its consolidated financial condition, results of operations or cash flows.

4. INVESTMENT IN DIRECT FINANCE LEASE

At June 30, 2016 and December 31, 2015, the Company’s investment in direct finance lease was attributable to one aircraft on lease to a European lessee with a remaining lease term of approximately nine years. During the three and six months ended June 30, 2016, the Company recognized finance lease income totaling $0.9 million and $1.8 million, respectively. The implicit interest rate in the finance lease is 10%.

The Company’s net investment in direct finance lease consisted of the following (dollars in thousands):

	June 30, 2016	December 31, 2015
Total minimum lease payments receivable	$43,441	$45,901
Estimated unguaranteed residual value of leased asset	15,000	15,000
Unearned finance income	(24,256)	(26,023)
Net investment in direct finance lease	$34,185	$34,878

5. FLIGHT EQUIPMENT HELD FOR SALE

In 2015, the Company agreed to sell 45 aircraft in two portfolio sales (the “Sale Transactions”). The Company delivered 32 of these aircraft to the purchasers in 2015. The Company delivered an additional 11 aircraft during the six months ended June 30, 2016 and recognized a gain on sale of aircraft of $5.4 million.

As of June 30, 2016, the Company had two aircraft held for sale with a total net book value of $32.7 million. As of December 31, 2015, the Company had 13 aircraft held for sale with a total net book value of $237.3 million.

6. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE, NET

As of June 30, 2016, the Company had 75 aircraft held for operating lease, all of which were on lease to 42 lessees in 28 countries. As of December 31, 2015, the Company had 79 aircraft held for operating lease. Of these aircraft, 77 were on lease to 43 lessees in 27 countries, and two aircraft were off-lease.

During the six months ended June 30, 2016, the Company purchased one aircraft held for operating lease, and capitalized $43.2 million. During the six months ended June 30, 2015, the Company purchased five aircraft held for operating lease, and capitalized $167.8 million.

During the three months ended June 30, 2016, the Company sold four aircraft held for operating lease and recognized a gain on sale of aircraft of $0.3 million. During the six months ended June 30, 2016, the Company sold five aircraft held for operating lease and recognized a gain on sale of aircraft of $0.2 million. During the six months ended June 30, 2015, the Company sold three aircraft held for operating lease and recognized a gain on sale of aircraft of $2.6 million.

During the three and six months ended June 30, 2016, the Company recognized aircraft impairment totaling $4.1 million related to one narrow-body aircraft. The Company expects to sell this aircraft in the third quarter of 2016, with proceeds paid to the lender in full satisfaction of the associated debt. During the three and six months ended June 30, 2015, the Company recognized aircraft impairment totaling $51.8 million related to three wide-body aircraft nearing the end of their economic lives and eight narrow-body aircraft.

As of June 30, 2016 and December 31, 2015, flight equipment held for operating lease, net, consisted of the following (dollars in thousands):

	June 30, 2016	December 31, 2015
Cost	$3,021,531	$3,059,974
Accumulated depreciation	(497,386)	(474,548)
Flight equipment held for operating lease, net	2,524,145	2,585,426

The Company capitalized $0.7 million and $15.3 million of major maintenance expenditures for the six months ended June 30, 2016 and 2015, respectively.

The classification of the net book value of flight equipment held for operating lease and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	June 30, 2016		December 31, 2015
Europe:
United Kingdom	$233,326	9%	$244,179	9%
Turkey	167,904	7%	171,861	7%
Germany	109,660	4%	112,811	4%
Other	215,197	9%	247,118	10%
Europe — Total	726,087	29%	775,969	30%

Asia and South Pacific:
Philippines	284,324	11%	289,558	11%
China	199,143	8%	221,576	9%
India	203,564	8%	208,009	8%
Other	219,122	9%	224,015	8%
Asia and South Pacific — Total	906,153	36%	943,158	36%

Mexico, South and Central America:
Chile	87,837	4%	89,406	4%
Other	85,475	3%	87,561	3%
Mexico, South and Central America — Total	173,312	7%	176,967	7%

North America:
United States	217,247	9%	218,363	9%
Other	74,795	2%	57,906	2%
North America — Total	292,042	11%	276,269	11%

Middle East and Africa:
Ethiopia	337,803	13%	342,736	13%
Other	88,748	4%	51,056	2%
Middle East and Africa — Total	426,551	17%	393,792	15%

Off-Lease — Total	—	—	19,271	1%
Total flight equipment held for operating lease, net	$2,524,145	100%	$2,585,426	100%

The distribution of operating lease revenue by geographic region for the three months ended June 30, 2016 and 2015 is as follows (dollars in thousands):

	Three months ended June 30, 2016		Three months ended June 30, 2015
			As Restated
Europe:
United Kingdom	$11,037	14%	$11,670	11%
Turkey	5,802	8%	7,774	8%
Germany	3,692	5%	5,473	5%
Russia	2,204	3%	3,812	4%
Other	7,286	9%	13,663	13%
Europe — Total	30,021	39%	42,392	41%

Asia and South Pacific:
Philippines	7,270	10%	10,883	10%
China	5,653	7%	7,208	7%
India	5,364	7%	3,591	4%
Other	6,281	8%	9,868	10%
Asia and South Pacific — Total	24,568	32%	31,550	31%

Mexico, South and Central America:
Chile	2,235	3%	7,029	7%
Other	2,156	3%	4,562	5%
Mexico, South and Central America — Total	4,391	6%	11,591	12%

North America:
United States	6,233	8%	11,437	11%
Other	1,555	2%	1,553	2%
North America — Total	7,788	10%	12,990	13%

Middle East and Africa:
Ethiopia	7,505	10%	1,103	1%
Other	2,066	3%	2,058	2%
Middle East and Africa — Total	9,571	13%	3,161	3%

Total Operating Lease Revenue	$76,339	100%	$101,684	100%

The distribution of operating lease revenue by geographic region for the six months ended June 30, 2016 and 2015 is as follows (dollars in thousands):

	Six months ended June 30, 2016		Six months ended June 30, 2015
			As Restated
Europe:
United Kingdom	$19,140	13%	$23,420	11%
Turkey	11,570	8%	15,556	7%
Germany	7,353	5%	9,745	4%
Russia	2,204	1%	16,330	7%
Other	17,118	11%	28,412	13%
Europe — Total	57,385	38%	93,463	42%

Asia and South Pacific:
Philippines	14,479	10%	21,753	10%
China	12,577	8%	23,796	11%
India	10,704	7%	7,494	3%
Other	12,819	9%	20,916	9%
Asia and South Pacific — Total	50,579	34%	73,959	33%

Mexico, South and Central America:
Chile	4,470	3%	14,058	6%
Other	4,455	3%	9,128	5%
Mexico, South and Central America — Total	8,925	6%	23,186	11%

North America:
United States	12,583	8%	21,577	10%
Other	3,109	2%	3,282	1%
North America — Total	15,692	10%	24,859	11%

Middle East and Africa:
Ethiopia	15,009	10%	2,206	1%
Other	3,702	2%	4,114	2%
Middle East and Africa — Total	18,711	12%	6,320	3%

Total Operating Lease Revenue	$151,292	100%	$221,787	100%

No customer accounted for 10% or more of total operating lease revenue for the three and six months ended June 30, 2016. The Company had one customer that accounted for 10% or more of total operating lease revenue for each of the three and six months ended June 30, 2015. At June 30, 2016, the Company had one lessee, which leased two aircraft, on non-accrual status, as the Company had determined that it was not probable that the economic benefits of the lease would be received by the Company, principally due to (i) the lessee’s failure to pay rent and overhaul payments and (ii) the Company’s evaluation of the lessee’s payment history. At June 30, 2015, the Company had two lessees on non-accrual status. At June 30, 2016, all aircraft were on lease.

For the three and six months ended June 30, 2016, the Company recognized end of lease revenue totaling $4.9 million and $8.1 million, respectively. For the three and six months ended June 30, 2015, the Company recognized end of lease revenue totaling $3.7 million and $25.6 million, respectively.

The amortization of lease premiums, net of lease discounts which have been included as a component of operating lease revenue, was $0.4 million and $1.1 million for the three and six months ended June 30, 2015, respectively. Operating lease revenue for the three and six months ended June 30, 2016 is exclusive of amortization of lease premiums and discounts.

The amortization of lease incentives recorded as a reduction of operating lease revenue totaled $2.3 million and $5.1 million for the three and six months ended June 30, 2016, respectively. The amortization of lease incentives totaled $4.8 million and $8.8 million for the three and six months ended June 30, 2015, respectively.

As of June 30, 2016 and December 31, 2015, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 6.3 years and 6.6 years, respectively.

7. MAINTENANCE RIGHTS

Changes in maintenance right assets, net of maintenance right liabilities, during the six months ended June 30, 2016 and 2015 are as follows (dollars in thousands):

	Six months ended June 30, 2016	Six months ended June 30, 2015
		As restated
Maintenance rights, net beginning balance	$94,493	$144,920
Acquired	—	8,606
Capitalized to aircraft improvements	(206)	(6,313)
Cash receipts in settlement of maintenance rights	(6,150)	—
Maintenance rights written off due to sale of aircraft	(3,786)	—
Maintenance rights, net ending balance	$84,351	$147,213

8. INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

Investment in Fly-Z/C LP

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit Aviation Partners LLC (“Summit”) has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM Limited Partnership (“BBAM LP”) as the general partner of the joint venture. For the three and six months ended June 30, 2016, the Company recognized $0.1 million and $0.3 million, respectively, in equity earnings from its investment in Fly-Z/C LP. For the three and six months ended June 30, 2015, the Company recognized $0.3 million and $0.7 million, respectively, in equity earnings from its investment in Fly-Z/C LP. The Company received no distributions during the six months ended June 30, 2016 or 2015.

9. UNSECURED BORROWINGS

	Balance as of
	June 30, 2016	December 31, 2015
	(dollars in thousands)
Outstanding principal balance:
2020 Notes	$375,000	$375,000
2021 Notes	325,000	325,000
Total outstanding principal balance	700,000	700,000
Unamortized debt discount and loan cost	(9,601)	(10,591)
Unsecured borrowings, net	$690,399	$689,409

On December 11, 2013, the Company sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (together with the Additional 2020 Notes (as defined below), the “2020 Notes”). On October 3, 2014, the Company sold $75.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (the “Additional 2020 Notes”) at a price equal to 104.75% of the principal amount thereof and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”) at par.

The 2020 Notes and 2021 Notes are unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior indebtedness of the Company. The 2020 Notes have a maturity date of December 15, 2020 and the 2021 Notes have a maturity date of October 15, 2021.

Interest on the 2020 Notes is payable semi-annually on June 15 and December 15 of each year. Interest on the 2021 Notes is payable semi-annually on April 15 and October 15 of each year.

Pursuant to the indentures governing the 2020 Notes and 2021 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. The Company is also subject to certain operating covenants, including reporting requirements. The Company’s failure to comply with any of the covenants under the indentures governing the 2020 Notes or 2021 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2020 Notes or 2021 Notes obtain an investment grade rating. As of June 30, 2016, the Company was not in default under the indentures governing the 2020 Notes or the 2021 Notes.

10. SECURED BORROWINGS

The Company’s secured borrowings, net as of June 30, 2016 and December 31, 2015 are presented below (dollars in thousands):

	Outstanding principal balance as of		Weighted average interest rate(1) as of
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015	Maturity date
Securitization Notes	$171,144	$295,786	3.40%	3.38%	November 2033
Nord LB Facility	180,708	255,278	3.85%	4.04%	November 2018
CBA Facility	59,532	88,190	5.42%	5.02%	October 2020
Term Loan	415,898	427,781	4.39%	4.39%	August 2019
Fly Acquisition III Facility	66,855	—	2.43%	—	February 2022
Other Aircraft Secured Borrowings	620,106	663,069	3.64%	3.63%	December 2016 – January 2027
Unamortized debt discounts and loan costs	(30,431)	(34,393)
Total secured borrowings, net	$1,483,812	$1,695,711

(1)	Represents the contractual interest rates and effect of derivative instruments, and excludes the amortization of debt discounts and debt issuance costs.

The Company is subject to restrictive covenants under its secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of its aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

The Company’s loan agreements include events of default provisions that are customary for these types of secured borrowings. The Company’s failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of the Company’s loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

At June 30, 2016, the Company was not in default under any of its secured borrowings.

Securitization Notes

As of June 30, 2016, the Company’s subsidiary, B&B Air Funding, had $171.1 million principal amount outstanding on its aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by 12 aircraft. The final maturity date of the Securitization Notes is November 14, 2033.

The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly. The Company has entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with the Securitization Notes.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including interest, interest rate swap payments, and the fees to the policy provider in accordance with those agreements.

B&B Air Funding is subject to operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale.

Nord LB Facility

As of June 30, 2016, the Company had $180.7 million principal amount outstanding under its debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by six aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018.

Under the terms of the Nord LB Facility, the Company applies 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event the Company sells any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and second to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by the Company will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

CBA Facility

As of June 30, 2016, the Company had $59.5 million principal amount outstanding under its debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Fly has guaranteed all payments under the CBA Facility. These loans are cross-collateralized and contain cross-default provisions. The final maturity date of each of the four loans is October 28, 2020.

The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the financed aircraft is equal to or greater than 80%, the Company will be required to pay cash collateral in an amount sufficient to reduce this ratio to less than 80%.

Borrowings under the CBA Facility accrue interest at a fixed interest rate.

There are no financial covenants in the CBA Facility. However, the CBA Facility includes certain operating covenants, including reporting requirements.

Term Loan

As of June 30, 2016, the Company had $415.9 million principal amount outstanding under its senior secured term loan (the “Term Loan”), which was secured by 27 aircraft, one of which was subject to a sale agreement. Fly has guaranteed all payments under the Term Loan. The Term Loan matures in August 2019.

As of June 30, 2016, the Term Loan bore interest at LIBOR, plus a margin of 2.75%, with a LIBOR floor of 0.75%.

The Term Loan requires that the Company maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers, and includes other customary covenants, including reporting requirements and maintenance of public ratings.

Fly Acquisition III Facility

In February 2016, the Company, through a wholly-owned subsidiary, Fly Acquisition III, entered into a revolving $385 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. Borrowings are secured by the beneficial interests in Fly Acquisition III and each of its subsidiaries, the aircraft and related leases. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a final maturity date of February 26, 2022. The Company provides a guaranty of Fly Acquisition III’s obligations under the facility.

As of June 30, 2016, the Company had $66.9 million principal amount outstanding, which was secured by two aircraft.

The Company pays a commitment fee of 0.50% per annum on a monthly basis to each lender on the undrawn amount of its commitment until the termination of the availability period; provided that at any time from and after March 26, 2017 through the end of the availability period, the commitment fee will increase to 0.75% per annum if at least 50% of the total amount of commitments have not been drawn.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin is 2.00% through the expiration of the availability period, and will increase to 2.50% from February 27, 2019 through February 26, 2020 and 3.00% from February 27, 2020 through the maturity date of the facility.

The Fly Acquisition III Facility contains restrictive, financial and operating covenants, including a covenant that the Company maintain a tangible net worth of at least $325.0 million and a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by the Company to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit certain amounts of maintenance reserves and security deposits received under the respective leases into accounts pledged to the security trustee.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of June 30, 2016, the Company had $620.1 million principal amount outstanding, which was secured by 19 aircraft. As of June 30, 2016, $409.1 million of the total principal amount outstanding was recourse to the Company.

These borrowings are structured as individual loans secured by pledges of the Company’s rights, title and interests in the financed aircraft and leases. The maturity dates of these loans range from December 2016 to January 2027. The Company expects to sell one aircraft in the third quarter of 2016, with proceeds paid to the lender in full satisfaction of the associated loan.

11. DERIVATIVES

Derivatives are used by the Company to manage its exposure to interest rate fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. As of June 30, 2016, the Company’s total unsecured and secured debt balance, excluding unamortized debt discount and loan fees, was $2.2 billion. Debt with floating interest rates totaled $1.3 billion, of which $0.9 billion was associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month and three-month LIBOR on the notional amounts over the life of the contracts. As of June 30, 2016 and December 31, 2015, the Company had interest rate swap contracts with notional amounts aggregating $0.8 billion and $1.0 billion, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $27.8 million and $19.3 million as of June 30, 2016 and December 31, 2015, respectively. The unrealized fair value gain on the interest rate swap contracts, reflected as derivative assets, was $0.2 million as of December 31, 2015.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

Designated Derivatives

Certain of the Company’s interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For each of the three and six months ended June 30, 2016, the Company recorded net unrealized losses of $2.0 million and $8.3 million, after the applicable net tax benefits of $0.3 million and $1.1 million, respectively. For each of the three and six months ended June 30, 2015, the Company recorded a net unrealized gain of $3.9 million and a net unrealized loss of $2.0 million, after the applicable net tax expense of $0.7 million and net tax benefit of $0.2 million, respectively.

As of June 30, 2016, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Gain Recognized in Accumulated Comprehensive Loss	Gain Recognized into Earnings
Interest rate swap contracts	17	2/9/18-9/27/25	0.90% - 6.22%	$785,309	$(28,290)	$1,150	$(27,140)	$(24,626)	$387
Accrued interest				—	(684)	—	(684)	—	—
Total – designated derivative liabilities	17			$785,309	$(28,974)	$1,150	$(27,824)	$(24,626)	$387

Terminated Derivatives

During the six months ended June 30, 2016, the Company terminated four interest rate swap contracts and recognized a loss into earnings totaling $0.6 million.

12. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia, Singapore and Labuan that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Historically, most of the Company’s operating income has been trading income in Ireland.

The effective tax rates were 35.5% and 18.8% for the three and six months ended June 30, 2016, respectively. The effective tax rates were 10.0% and 6.2% for the three and six months ended June 30, 2015, respectively. The increase in the tax rate for the six months ended June 30, 2016 was primarily driven by increases in valuation allowances in certain jurisdictions offset by the effect of lower tax rates on income earned in certain foreign jurisdictions. The effective tax rate in any period is impacted by the source and amount of income earned and expenses incurred by the Company in different tax jurisdictions.

The Company had no unrecognized tax benefits as of June 30, 2016 and December 31, 2015.

13. SHAREHOLDERS’ EQUITY

During the six months ended June 30, 2016, the Company repurchased 2,323,410 shares at an average price of $11.87 per share, or $27.6 million, before commissions and fees. No shares were repurchased during the six months ended June 30, 2015. As of June 30, 2016, there were 33,347,990 shares outstanding.

14. SHARE-BASED COMPENSATION

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. The Company has issued all shares available under the 2010 Plan.

At June 30, 2016, the Company had 821,117 SARs outstanding and exercisable with a weighted average exercise price of $12.74.

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $43,000 and $0.2 million for the three and six months ended June 30, 2015, respectively. Since December 31, 2015, all RSUs and SARs granted under the 2010 Plan have vested, and no share-based compensation expense has been recognized in 2016.

15. EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method (dollars in thousands, except per share data):

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
		As restated		As restated
Numerator
Net income (loss)	$4,677	$(43,695)	$11,777	$(23,830)
Less:
Dividends declared and paid to shareholders	—	(10,358)	—	(20,716)
Dividend equivalents paid to vested RSUs and SARs	—	(453)	—	(644)
Net income (loss) attributable to common shareholders	$4,677	$(54,506)	$11,777	$(45,190)
Denominator
Weighted average shares outstanding-Basic	33,580,886	41,456,784	33,934,334	41,444,957
Dilutive common equivalent shares:
RSUs	—	—	—	—
SARs	—	—	—	—
Weighted average shares outstanding-Diluted	33,580,886	41,456,784	33,934,334	41,444,957
Earnings per share:
Basic
Distributed earnings	$—	$0.25	$—	$0.50
Undistributed income	$0.14	$(1.31)	$0.35	$(1.09)
Basic earnings per share	$0.14	$(1.06)	$0.35	$(0.59)
Diluted
Distributed earnings	$—	$0.25	$—	$0.50
Undistributed income	$0.14	$(1.31)	$0.35	$(1.09)
Diluted earnings per share	$0.14	$(1.06)	$0.35	$(0.59)

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 14). Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested RSUs and SARs during the period.

16. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

As of June 30, 2016, the Company had commitments to sell three aircraft, one of which was sold in July 2016.

On March 25, 2016, a complaint was filed in the United States District Court for the Southern District of New York against Fly, its Chief Executive Officer, and its Chief Financial Officer. The action, captioned Margolis v. Fly Leasing, Ltd. et al, No. 16-cv-02220, was filed by a purported Fly securityholder as a purported class action on behalf of all persons (other than the defendants) who purchased or otherwise acquired Fly securities between May 8, 2014 and March 7, 2016 (the “Class Period”). In the complaint, the plaintiff alleges that during the Class Period, the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making material misstatements or omissions regarding the Company’s business, operational and compliance policies, particularly concerning our accounting with respect to intangible assets and liabilities for aircraft acquired with in-place leases. The complaint seeks an unspecified amount of damages and an award of attorney’s fees, in addition to other relief. The Company believes this lawsuit is without merit, and will defend it.

17. RELATED PARTY TRANSACTIONS

Fly has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with BBAM. Services to be rendered under the Agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other BBAM affiliates. In connection with its services, the Manager may also incur expenses such as travel, insurance and other professional fees on behalf of the Company. The Company reimburses the Manager for these expenses. The Company had $0.3 million of reimbursable expenses due to the Manager at each of June 30, 2016 and December 31, 2015, respectively.

For the three and six months ended June 30, 2016, the Company incurred $3.5 million and $7.2 million of servicing and administrative fees, respectively. For the three and six months ended June 30, 2015, the Company incurred $4.4 million and $8.8 million of servicing and administrative fees, respectively.

During the three and six months ended June 30, 2016, the Company incurred $0.6 million of origination fees. During the three and six months ended June 30, 2015, the Company incurred $0.5 million and $2.5 million of origination fees, of which $0.5 million and $1.0 million, respectively, were expensed. During the three and six months ended June 30, 2016, the Company incurred disposition fees of $1.0 million and $3.5 million, respectively. During the six months ended June 30, 2015, the Company incurred disposition fees of $2.0 million.

The Company pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company (“Management Expenses”). Pursuant to an amendment to the management agreement, the annual management fee that the Company pays to the Manager was reduced from $10.7 million to $5.7 million, effective as of July 1, 2015. The management fee will be adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over the book value of the post-ECAF-I Transaction portfolio and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee is subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year. For the three and six months ended June 30, 2016, the Company incurred Management Expenses of $1.7 million and $3.2 million, respectively. For the three and six months ended June 30, 2015, the Company incurred Management Expenses of $2.7 million and $5.4 million, respectively.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. (The fair values of cash, restricted cash and cash equivalents are a Level 1 hierarchy. The fair values of accounts receivable and accounts payable are Level 2 hierarchy.) Where available, the fair value of the Company’s notes payable and debt facilities are based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of its credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating lease, net. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will also record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. During each of the three and six months ended June 30, 2016, the Company recorded $4.1 million of impairment. During each of the three and six months ended June 30, 2015, the Company recorded $51.8 million of impairment.

The principal amounts outstanding and fair values of the Company’s financial instruments are as follows (dollars in thousands):

	As of June 30, 2016		As of December 31, 2015
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
Securitization Notes	$171,144	$160,020	$295,786	$252,897
Nord LB Facility	180,708	180,708	255,278	251,849
CBA Facility	59,532	59,532	88,190	87,070
Term Loan	415,898	413,819	427,781	421,921
Fly Acquisition III Facility	66,855	66,855	—	—
Other Aircraft Secured Borrowings	620,106	620,106	663,069	653,992
2020 Notes	375,000	376,875	375,000	375,000
2021 Notes	325,000	315,250	325,000	333,125
Derivative asset	—	—	241	241
Derivative liabilities	27,824	27,824	19,327	19,327

As of June 30, 2016 and December 31, 2015, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
June 30, 2016:
Derivative asset	—	$—	—	$—
Derivative liabilities	—	27,824	—	27,824
December 31, 2015:
Derivative asset	—	$241	—	$241
Derivative liabilities	—	19,327	—	19,327

19. SUBSEQUENT EVENTS

Subsequent to June 30, 2016, the Company purchased two narrow-body aircraft and three wide-body aircraft. Additionally, the Company sold one wide-body aircraft.

On July 27, 2016, the Company and the Manager agreed to amend the Company’s management agreement to make clarifying changes to certain definitions related to the calculation of the Management Expense Amount payable by the Company to the Manager.

On July 27, 2016, the Company’s board of directors approved a $75.0 million share repurchase program for the balance of 2016, and 2017, to replace its previously authorized $30.0 million share repurchase program.

Subsequent to June 30, 2016, the Company repurchased 352,751 shares at an average price of $10.58 per share, or $3.7 million.

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2015. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note”.

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft, which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three and six months ended June 30, 2016, we had net income of $4.7 million and $11.8 million, or diluted earnings per share of $0.14 and $0.35, respectively. Net cash flows provided by operating activities for the six months ended June 30, 2016 totaled $76.3 million. Net cash flows provided by investing activities totaled $167.5 million and net cash flows used in financing activities totaled $137.7 million for the six months ended June 30, 2016.

Restatement of Prior Financial Statements

The accompanying Management’s Discussion & Analysis of Financial Condition and Results of Operations gives effect to the accounting adjustments made with the restatement of our previously filed consolidated financial statements for the three and six months ended June 30, 2015. For this reason, the data set forth in this section may not be comparable to discussions and data in our previously filed Quarterly Reports. See Note 2, “Restatement of Consolidated Financial Statements” to the Consolidated Financial Statements for a discussion of the restatement.

The following table presents the impact of the restatement adjustments on our previously reported consolidated retained earnings at January 1, 2015 (dollars in thousands).

Retained earnings at January 1, 2015 – as previously reported	$117,402
Adjustments	(2,620)
Retained earnings at January 1, 2015 – as restated	$114,782

Selected Financial Data:

The following table presents the impact of the restatement adjustments on our previously reported consolidated statement of income for the three months ended June 30, 2015 (dollars in thousands except per share data).

	As previously reported	Maintenance rights adjustments	Other adjustments	As restated
Depreciation	$49,662	$(2,731)	$(144)	$46,787
Aircraft impairment	65,398	(12,373)	(1,200)	51,825
Provision for income taxes	(6,740)	1,870	18	(4,852)
Loss per share:
Basic	$(1.42)			$(1.06)
Diluted	$(1.42)			$(1.06)

The following table presents the impact of the restatement adjustments on our previously reported consolidated statement of income for the six months ended June 30, 2015 (dollars in thousands except per share data).

	As previously reported	Maintenance rights adjustments	Other adjustments	As restated
Gain on sale of aircraft	$1,897	$(7)	$747	$2,637
Depreciation	99,736	(5,453)	(293)	93,990
Aircraft impairment	65,398	(12,373)	(1,200)	51,825
Provision for income taxes	(4,467)	2,191	709	(1,567)
Loss per share:
Basic	$(1.00)			$(0.59)
Diluted	$(1.00)			$(0.59)

Market Conditions

The airline industry has been profitable every year since 2012, with profits each year exceeding the last. It is predicted that airline profitability in 2016 will exceed that of 2015. In addition, oil prices fell significantly in 2015, resulting in lower jet fuel prices and positively impacting airline profitability.

There continue to be overall positive trends in world air traffic and demand for commercial aircraft, which we believe will continue to drive growth in the aircraft leasing market. Passenger demand continues to grow, although at a more moderate pace in the second quarter of 2016. Aircraft manufacturers are increasing the production rates of their narrow-body aircraft, including new models which currently make up about 80% of the worldwide fleet.

Despite the favorable market conditions, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market. Although we expect the airline industry to be profitable in 2016, profits are not uniformly distributed among airlines, and certain airlines, particularly smaller airlines and start-up carriers, struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis. In addition, an increase in new aircraft production rates by aircraft manufacturers may reduce the demand for used aircraft, leading to a reduction in the lease rates and the values of used aircraft, or may create a condition of oversupply should demand falter.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2015.

New Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. The guidance specifically notes that lease contracts with customers are a scope exception. In August 2015, FASB issued ASU 2015-14, deferring the effective date of ASU 2014-09, Revenue from Contracts with Customers (Topic 606), by one year for all entities, and permitting early adoption on a limited basis. Specifically, for public business entities, the standard will be effective for annual reporting periods (including interim periods) beginning after December 15, 2017. Early adoption will be permitted as of the annual reporting period (including interim periods) beginning after December 15, 2016. We anticipate that the adoption of the standard will not have a material effect on our consolidated financial condition, results of operations or cash flows. We will adopt the guidance effective January 1, 2018.

In August 2014, FASB issued ASU 2014-15, update to Accounting Standards Codification (ASC) subtopic 250-40, Presentation of Financial Statements-Going Concern. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in the U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term “substantial doubt”, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 will be effective for annual reporting periods (including interim periods) ending after December 15, 2016, and early adoption will be permitted. We are currently evaluating the potential impact the adoption of the standard will have on our consolidated financial condition, results of operations or cash flows. We will adopt the guidance effective December 31, 2016.

In February 2016, FASB issued its new lease standard, ASU 2016-02, Leases. Under the new standard, the accounting for leases by lessors would basically remain unchanged from the existing concepts in ASC 840, Leases. In addition, FASB has decided that lessors would be precluded from recognizing selling profit and revenue at lease commencement for any sales-type or direct finance lease that does not transfer control of the underlying asset to the lessee. The standard will be effective for annual periods (including interim periods), beginning after December 15, 2018, and early adoption will be permitted. We are currently evaluating the potential impact the adoption of the standard will have on our consolidated financial condition, results of operations or cash flows.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income of Fly for the three and six months ended June 30, 2016 and 2015.

Consolidated Statements of Income of Fly for the three months ended June 30, 2016 and 2015

	Three months ended June 30, 2016	Three months ended June 30, 2015
	(Dollars in thousands)
		As restated
Revenues
Operating lease revenue	$76,339	$101,684
Finance lease income	884	—
Equity earnings from unconsolidated subsidiary	131	341
Gain on sale of aircraft	443	—
Interest and other income	137	797
Total revenues	77,934	102,822
Expenses
Depreciation	28,662	46,787
Aircraft impairment	4,122	51,825
Interest expense	29,474	37,232
Selling, general and administrative	7,384	10,573
Ineffective, dedesignated and terminated derivatives	(22)	1,756
Net loss on extinguishment of debt	612	2,119
Maintenance and other costs	455	1,077
Total expenses	70,687	151,369
Net income (loss) before provision for income taxes	7,247	(48,547)
Provision (benefit) for income taxes	2,570	(4,852)
Net income (loss)	$4,677	$(43,695)

As of June 30, 2016, we had 78 aircraft in our portfolio, 75 of which were held for operating lease, two held for sale and one  recorded as an investment in direct finance lease. As of June 30, 2015, we had 129 aircraft in our portfolio, 96 of which were held for operating lease and 33 held for sale. During the three months ended June 30, 2016, we acquired one aircraft and sold six aircraft, two of which were held for sale.

	Three months ended June 30,		Increase/
	2016	2015	(Decrease)
	(Dollars in thousands) As restated
Operating lease revenue:
Operating lease rental revenue	$73,874	$103,406	$(29,532)
End of lease revenue	4,876	3,676	1,200
Amortization of lease incentives	(2,317)	(4,757)	2,440
Amortization of lease premiums, discounts & other	(94)	(641)	547
Total operating lease revenue	$76,339	$101,684	$(25,345)

For the three months ended June 30, 2016, operating lease revenue totaled $76.3 million, a decrease of $25.3 million compared to the three months ended June 30, 2015. The decrease was primarily due to (i) a decrease of $39.2 million in lease revenue from aircraft sold in 2015 and 2016 and (ii) a decrease of $0.8 million in lease revenue from lower lease rates on lease extensions and remarketings. The decrease was partially offset by (i) an increase of $10.0 million from aircraft purchased in 2015 and 2016, (ii) a decrease of $2.4 million in lease incentive amortization, (iii) an increase of $1.2 million in end of lease revenue recognized, (iv) a decrease in amortization of lease premiums, discounts and other of $0.5 million and (v) other increases of $0.6 million. For the three months ended June 30, 2016, operating lease revenue recognized with respect to aircraft held for sale was $1.0 million.

For the three months ended June 30, 2016, finance lease income totaled $0.9 million, which was attributable to one lease recorded as an investment in direct finance lease. During the three months ended June 30, 2015, we had no investment in direct finance lease.

For the three months ended June 30, 2016 and 2015, we recorded equity earnings from our investment in unconsolidated subsidiary of $0.1 million and $0.3 million, respectively. In the first quarter of 2015, two aircraft held in Fly-Z/C LP were transferred to the airline. Two aircraft remain in the joint venture.

During the three months ended June 30, 2016, we sold six aircraft and recognized a gain on sale of aircraft totaling $0.4 million. No aircraft were sold during the three months ended June 30, 2015.

In 2015, we agreed to sell 45 aircraft in two portfolio sales (the “Sale Transactions”). As of June 30, 2016, we have delivered all but two of these aircraft. It is possible the two remaining aircraft may not be delivered as originally contemplated.  In this event, we may record a reduction of previously recognized gains of up to $8 million due to treatment of each of the Sale Transactions as a pooled transaction with gains recognized as aircraft in the relevant portfolio are delivered based on the net book value of the aircraft.

Depreciation expense during the three months ended June 30, 2016 was $28.7 million, compared to $46.8 million for the three months ended June 30, 2015, a decrease of $18.1 million. The decrease was primarily due to stoppage of depreciation on (i) aircraft held for sale and (ii) aircraft sold in 2016 and 2015. These decreases were partially offset by depreciation on aircraft acquired in 2015 and 2016.

During the three months ended June 30, 2016, we recognized aircraft impairment totaling $4.1 million related to one narrow-body aircraft. We expect to sell this aircraft in the third quarter of 2016, with proceeds paid to the lender in full satisfaction of the associated debt. During the three months ended June 30, 2015, we recognized aircraft impairment totaling $51.8 million related to three wide-body aircraft nearing the end of their economic lives and eight narrow-body aircraft.

Interest expense totaled $29.5 million and $37.2 million for the three months ended June 30, 2016 and 2015, respectively. The decrease of $7.7 million was primarily due to (i) a reduction in interest due to debt repayments and (ii) re-pricing of the Term Loan in April 2015, partially offset by interest on additional secured borrowings in 2016 and loan and commitment fees paid on our Fly Acquisition III Facility.

During the three months ended June 30, 2016, we wrote off unamortized loan costs and debt discounts totaling $0.6 million as debt extinguishment costs primarily due to repayment of debt associated with aircraft sold. During the three months ended June 30, 2015, we wrote off unamortized loan costs and debt discounts as debt extinguishment costs of approximately $2.1 million in connection with the re-pricing of the Term Loan in April 2015.

Selling, general and administrative expenses totaled $7.4 million and $10.6 million for the three months ended June 30, 2016 and 2015, respectively. The decrease of $3.2 million was due primarily to (i) a reduction in annual management expenses in connection with the amendment to the management agreement effective July 1, 2015 and (ii) a reduction in servicing fees paid to BBAM due to a decrease in the number of aircraft in our portfolio, partially offset by $0.9 million of professional fees incurred in 2016 related to the restatement of our financial statements. In addition, during the three months ended June 30, 2016, we recognized an unrealized foreign currency exchange gain of $0.5 million as the result of our Euro-denominated secured borrowing. In the three months ended June 30, 2015, we recognized an unrealized foreign currency exchange charge of $0.9 million for the same debt facility.

Maintenance and other costs totaled $0.5 million and $1.1 million during the three months ended June 30, 2016 and 2015, respectively. The decrease was primarily due to a reduction in remarketing activities.

Provision for income taxes was $2.6 million and income tax benefit was $4.9 million for the three months ended June 30, 2016 and 2015, respectively. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. For the three months ended June 30, 2016, our effective tax rate was 35.5% and we recorded a net valuation allowance of $2.1 million against deferred tax assets. For the three months ended June 30, 2015, we recorded a net valuation allowance of $1.6 million.

Our net income was $4.7 million and net loss was $43.7 million for the three months ended June 30, 2016 and 2015, respectively.

Consolidated Statements of Income of Fly for the six months ended June 30, 2016 and 2015

	Six months ended June 30, 2016	Six months ended June 30, 2015
	(Dollars in thousands)
	As restated
Revenues
Operating lease revenue	$151,292	$221,787
Finance lease income	1,776	—
Equity earnings from unconsolidated subsidiary	264	681
Gain on sale of aircraft	5,586	2,637
Interest and other income	224	1,003
Total revenues	159,142	226,108
Expenses
Depreciation	57,501	93,990
Aircraft impairment	4,122	51,825
Interest expense	60,308	76,529
Selling, general and administrative	15,653	18,837
Ineffective, dedesignated and terminated derivatives	264	1,492
Net loss on extinguishment of debt	5,139	6,169
Maintenance and other costs	1,654	2,663
Total expenses	144,641	251,505
Net income (loss) before provision for income taxes	14,501	(25,397)
Provision (benefit) for income taxes	2,724	(1,567)
Net income (loss)	$11,777	$(23,830)

	Six months ended June 30,		Increase/
	2016	2015	(Decrease)
	(Dollars in thousands) As restated
Operating lease revenue:
Operating lease rental revenue	$148,507	$206,554	$(58,047)
End of lease revenue	8,082	25,612	(17,530)
Amortization of lease incentives	(5,090)	(8,793)	3,703
Amortization of lease premiums, discounts & other	(207)	(1,586)	1,379
Total operating lease revenue	$151,292	$221,787	$(70,495)

For the six months ended June 30, 2016, operating lease revenue totaled $151.3 million, a decrease of $70.5 million compared to the six months ended June 30, 2015. The decrease was primarily due to (i) a decrease of $76.2 million in lease revenue from aircraft sold in 2015 and 2016, (ii) a decrease of $17.5 million in end of lease revenue recognized and (iii) a decrease of $2.3 million in lease revenue from lower lease rates on lease extensions and remarketings. The decrease was partially offset by (i) an increase of $19.8 million from aircraft purchased in 2015 and 2016, (ii) a decrease of $3.7 million in lease incentive amortization and (iii) other increases of $2.0 million. For the six months ended June 30, 2016, operating lease revenue recognized with respect to aircraft held for sale was $2.9 million.

For the six months ended June 30, 2016, finance lease income totaled $1.8 million. During the six months ended June 30, 2015, we had no investment in direct finance lease.

For the six months ended June 30, 2016 and 2015, we recorded equity earnings from our investment in unconsolidated subsidiary of $0.3 million and $0.7 million, respectively.

During the six months ended June 30, 2016, we sold 16 aircraft and recognized a gain on sale of aircraft totaling $5.6 million. During the six months ended June 30, 2015, we sold three aircraft and recognized a gain on sale of aircraft totaling $2.6 million.

Depreciation expense during the six months ended June 30, 2016 was $57.5 million, compared to $94.0 million for the six months ended June 30, 2015, a decrease of $36.5 million. The decrease was primarily due to stoppage of depreciation on (i) aircraft held for sale and (ii) aircraft sold in 2016 and 2015. These decreases were partially offset by depreciation on aircraft acquired in 2015 and 2016.

During the six months ended June 30, 2016, we recognized aircraft impairment totaling $4.1 million related to one narrow-body aircraft. We expect to sell this aircraft in the third quarter of 2016, with proceeds paid to the lender in full satisfaction of the associated debt. During the six months ended June 30, 2015, we recognized aircraft impairment totaling $51.8 million related to three wide-body aircraft nearing the end of their economic lives and eight narrow-body aircraft.

Interest expense totaled $60.3 million and $76.5 million for the six months ended June 30, 2016 and 2015, respectively. The decrease of $16.2 million was primarily due to (i) a reduction in interest due to debt repayments, (ii) re-pricing of the Term Loan in April 2015 and (iii) loan fees and commitment fees paid on the Fly Acquisition II Facility prior to its termination in the first quarter of 2015, partially offset by interest on additional secured borrowings in 2016, and loan and commitment fees paid on our Fly Acquisition III Facility.

During the six months ended June 30, 2016, we wrote off unamortized loan costs and debt discounts totaling $5.1 million as debt extinguishment costs primarily due to repayment of debt associated with aircraft sold. During the six months ended June 30, 2015, we wrote off unamortized loan costs of approximately $4.0 million in connection with the termination of the Fly Acquisition II Facility during the first quarter of 2015. In addition, we wrote off unamortized loan costs and debt discounts totaling $2.1 million as debt extinguishment costs in connection with the re-pricing of the Term Loan in April 2015.

Selling, general and administrative expenses totaled $15.7 million and $18.8 million for the six months ended June 30, 2016 and 2015, respectively. The decrease of $3.1 million was due primarily to (i) a reduction in annual management expenses in connection with the amendment to the management agreement effective July 1, 2015 and (ii) a reduction in servicing fees paid to BBAM due to a decrease in the number of aircraft in our portfolio, partially offset by $1.1 million of professional fees incurred in 2016 related to the restatement of our financial statements and an unrealized foreign currency exchange charge of $0.5 million recognized as the result of our Euro-denominated secured borrowing. During the six months ended June 30, 2015, we recognized an unrealized foreign currency exchange gain of $0.8 million.

Maintenance and other costs totaled $1.7 million and $2.7 million during the six months ended June 30, 2016 and 2015, respectively. The decrease was primarily due to a reduction in remarketing activities.

Provision for income taxes was $2.7 million and income tax benefit was $1.6 million for the six months ended June 30, 2016 and 2015, respectively. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rate was 18.8% for the six months ended June 30, 2016 and we recorded a net valuation of $1.9 million. For the six months ended June 30, 2015, we recorded a net valuation allowance of $2.1 million.

Our net income was $11.8 million and net loss was $23.8 million for the six months ended June 30, 2016 and 2015, respectively.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of fleet growth. Since the beginning of 2013, we have spent approximately $2.2 billion to acquire 47 aircraft. We plan to continue our growth strategy through 2016.

We continue to pursue opportunistic aircraft sales to rejuvenate our fleet. In 2015, we sold 44 aircraft. We sold an additional 16 aircraft during the six months ended June 30, 2016, generating $80.5 million of cash, after repayment of associated debt. We intend to use such cash together with debt financings to acquire additional aircraft.

We finance our business with unrestricted cash, cash generated from operating leases, aircraft sales and debt financings. At June 30, 2016, we had $382.1 million of unrestricted cash, and approximately $318.1 available under the Fly Acquisition III Facility. We also had eight unencumbered aircraft with an aggregate value of $531.8 million.

In recent years, our debt financing strategy has focused on funding our business on an unsecured basis, which provides us with greater operational flexibility, and through secured, recourse debt financing, which enables us to take advantage of improved pricing and other terms compared to non-recourse debt. In addition, we continue to utilize secured, non-recourse indebtedness under our debt facilities and other aircraft secured borrowings.

Our sole source of operating cash flows is from distributions made to us from our subsidiaries. Distributions of cash to us from our subsidiaries are subject to compliance with local law and applicable debt covenants. Substantially all revenue collected during each monthly period from aircraft financed by certain of our debt facilities are applied to service the outstanding debt under those facilities, after the payment of certain expenses and other costs.

During the six months ended June 30, 2016, we repurchased 2,323,410 shares at an average price of $11.87 per share, or $27.6 million.

We expect that cash on hand and cash from operations will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 Key Information - “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015, and on our subsequent Current Reports on Form 6-K.

Cash Flows of Fly for the six months ended June 30, 2016 and 2015

We generated cash from operations of $76.3 million and $121.3 million for the six months ended June 30, 2016 and 2015, respectively, a decrease of $45.0 million.

Cash provided by investing activities was $167.5 million for the six months ended June 30, 2016. Cash used in investing activities was $49.2 million for the six months ended June 30, 2015. During the six months ended June 30, 2016, we used $40.5 million of cash to purchase one aircraft, and sold 16 aircraft for net cash proceeds of $209.4 million. During the six months ended June 30, 2015, we used $156.2 million of cash to purchase five aircraft, and sold three aircraft for net cash proceeds of $126.5 million. Lease incentive obligation payments totaled $1.6 million and $13.2 million for the six months ended June 30, 2016 and 2015, respectively.

Cash used in financing activities for the six months ended June 30, 2016 and 2015 totaled $137.7 million and $59.2 million, respectively. During the six months ended June 30, 2016, we (i) made repayments on our secured borrowings totaling $304.9 million and (ii) used $26.9 million to repurchase 2,323,410 of our shares and to pay fees and related expenses. These uses of cash were partially offset by (i) a decrease in our restricted cash accounts by $80.2 million, (ii) net proceeds of $84.2 million from secured borrowings and (iii) net maintenance reserve receipts of $34.1 million. During the six months ended June 30, 2015, we (i) made repayments on our secured borrowings totaling $217.9 million, (ii) paid dividends and dividend equivalents of $21.4 million and (iii) returned net security deposits totaling $2.8 million. These uses of cash were partially offset by (i) net proceeds of $147.3 million from secured borrowings, (ii) net maintenance reserve receipts of $9.3 million and (iii) a decrease in our restricted cash accounts of $27.2 million.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. For the six months ended June 30, 2016, we received $36.3 million of maintenance payments from lessees, made $2.3 million of maintenance payment liabilities reimbursements and also made $1.6 million of lease incentive obligation payments.

Share Repurchases

In March 2016, our board of directors approved a $30.0 million share repurchase program expiring in March 2017.

During the six months ended June 30, 2016, we repurchased a total of 2,323,410 shares at an average price of $11.87 per share, or $27.6 million, of which 2,071,910 shares were repurchased under the $25.0 million share repurchase program previously announced in November 2015 and 251,500 shares were repurchased under the $30.0 million share repurchase program announced in March 2016.

In July 2016, our board of directors approved a $75.0 million share repurchase program for the balance of 2016, and 2017, to replace its previously authorized $30.0 million share repurchase program. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

Financing

We finance our business with unsecured and secured borrowings. As of June 30, 2016, we were not in default under any of our borrowings.

Unsecured Borrowings

On December 11, 2013, we sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (together with the Additional 2020 Notes (as defined below), the “2020 Notes”). On October 3, 2014, we sold $75.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (the “Additional 2020 Notes”) at a price equal to 104.75% of the principal amount thereof and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”) at par.

The 2020 Notes and 2021 Notes are our unsecured obligations and rank pari passu in right of payment with any of our existing and future senior indebtedness. The 2020 Notes have a maturity date of December 15, 2020 and the 2021 Notes have a maturity date of October 15, 2021.

Interest on the 2020 Notes is payable semi-annually on June 15 and December 15 of each year. Interest on the 2021 Notes is payable semi-annually on April 15 and October 15 of each year.

Pursuant to the indentures governing the 2020 Notes and 2021 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of our company and transactions with affiliates. We are also subject to certain operating covenants, including reporting requirements. Our failure to comply with any of the covenants under the indentures governing the 2020 Notes or 2021 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2020 Notes or 2021 Notes obtain an investment grade rating. As of June 30, 2016, we were not in default under the indentures governing the 2020 Notes or the 2021 Notes.

Secured Borrowings

As of June 30, 2016, we had $1.5 billion principal amount outstanding on our secured borrowings.

We are subject to restrictive covenants under our secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of our aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

Our loan agreements include events of default provisions that are customary for these types of secured borrowings. Our failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of our loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

At June 30, 2016, we were not in default under any of our secured borrowings.

Securitization Notes

As of June 30, 2016, our subsidiary, B&B Air Funding, had $171.1 million principal amount outstanding on its aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by 12 aircraft. The final maturity date of the Securitization Notes is November 14, 2033.

The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly. We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with the Securitization Notes.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including interest, interest rate swap payments, and the fees to the policy provider in accordance with those agreements.

B&B Air Funding is subject to operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale.

Nord LB Facility

As of June 30, 2016, we had $180.7 million principal amount outstanding under our debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by six aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by our equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018.

Under the terms of the Nord LB Facility, we apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event we sell any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and second to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by us will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

CBA Facility

As of  June 30, 2016, we had $59.5 million principal amount outstanding under our debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. We have guaranteed all payments under the CBA Facility. These loans are cross-collateralized and contain cross-default provisions. The final maturity date of each of the four loans is October 28, 2020.

We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the financed aircraft is equal to or greater than 80%, we will be required to pay cash collateral in an amount sufficient to reduce this ratio to less than 80%.

Borrowings under the CBA Facility accrue interest at a fixed interest rate.

There are no financial covenants in the CBA Facility. However, the CBA Facility includes certain operating covenants, including reporting requirements.

Term Loan

As of June 30, 2016, we had $415.9 million principal amount outstanding under our senior secured term loan (the “Term Loan”), which was secured by 27 aircraft. We have guaranteed all payments under the Term Loan. The Term Loan matures in August 2019.

As of June 30, 2016, the Term Loan bore interest at LIBOR, plus a margin of 2.75% with a LIBOR floor of 0.75%.

The Term Loan requires that we maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers, and includes other customary covenants, including reporting requirements and maintenance of public ratings.

Fly Acquisition III Facility

In February 2016, we, through a wholly-owned subsidiary, Fly Acquisition III, entered into a revolving $385.0 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. Borrowings are secured by the beneficial interests in Fly Acquisition III and each of its subsidiaries, the aircraft and related leases. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a final maturity date of February 26, 2022. We provide a guaranty of Fly Acquisition III’s obligations under the facility.

As of June 30, 2016, we had $66.9 million principal amount outstanding, which was secured by two aircraft.

We pay a commitment fee of 0.50% per annum on a monthly basis to each lender on the undrawn amount of its commitment until the termination of the availability period; provided that at any time from and after March 26, 2017 through the end of the availability period, the commitment fee will increase to 0.75% per annum if at least 50% of the total amount of commitments have not been drawn.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin is 2.00% through the expiration of the availability period, and will increase to 2.50% from February 27, 2019 through February 26, 2020 and 3.00% from February 27, 2020 through the maturity date of the facility.

The Fly Acquisition III Facility contains restrictive, financial and operating covenants, including a covenant that we maintain a tangible net worth of at least $325.0 million and a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by us to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit certain amounts of maintenance reserves and security deposits received under the respective leases into accounts pledged to the security trustee.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of  June 30, 2016, we had $620.1 million principal amount outstanding, which was secured by 19 aircraft. As of June 30, 2016, $409.1 million of the total principal amount outstanding was recourse to us.

These borrowings are structured as individual loans secured by pledges of our rights, title and interests in the financed aircraft and leases. The maturity dates of these loans range from December 2016 to January 2027. We expect to sell one aircraft in the third quarter of 2016, with proceeds paid to the lender in full satisfaction of the associated loan.

Capital Expenditures

In addition to aircraft acquisitions, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of June 30, 2016, the weighted average age of our aircraft portfolio was 6.8 years.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Securitization Notes, the Term Loan and other borrowings. As of June 30, 2016, we had 75 lease agreements associated with our flight equipment held for operating lease, 66 of which require the payment of a fixed rent amount during the lease term, and the remaining nine require a floating rent amount based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $13.3 million, and would have increased or decreased our revenues by $2.8 million and $2.0 million, respectively, on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. Changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. As of June 30, 2016, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $27.1 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $19.1 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $13.1 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. We have one lease pursuant to which we receive a portion of the rent amount in Euros and the secured borrowing associated with such aircraft is partially denominated in Euros. During the six months ended June 30, 2016, we recorded an unrealized foreign currency exchange charge of $0.5 million, resulting from a decrease of the U.S. Dollar value relative to the Euro. During the six months ended June 30, 2015, we recorded an unrealized foreign currency exchange gain of $0.8 million. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate would result in a $2.4 million unrealized foreign exchange gain or loss.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatility in foreign exchange rates could have a material impact on our results of operations.

Item 4.	Controls and Procedures

Not applicable.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

On March 25, 2016, a complaint was filed in the United States District Court for the Southern District of New York against Fly, our Chief Executive Officer, and our Chief Financial Officer. The action, captioned Margolis v. Fly Leasing, Ltd. et al, No. 16-cv-02220, was filed by a purported Fly securityholder as a purported class action on behalf of all persons (other than the defendants) who purchased or otherwise acquired Fly securities between May 8, 2014 and March 7, 2016 (the “Class Period”). In the complaint, the plaintiff alleges that during the Class Period, the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making material misstatements or omissions regarding the Company’s business, operational and compliance policies, particularly concerning our accounting with respect to intangible assets and liabilities for aircraft acquired with in-place leases. The complaint seeks an unspecified amount of damages and an award of attorney’s fees, in addition to other relief.

We believe this lawsuit is without merit, and intend to defend it. However, failure by us to obtain a favorable resolution of the lawsuit could have a material adverse effect on our business, results of operations and financial condition. Currently, the amount of such material adverse effect cannot be reasonably estimated, and no provision or liability has been recorded for these claims. The costs associated with defending and resolving the lawsuit and ultimate outcome cannot be predicted. These matters are subject to inherent uncertainties and the actual cost, as well as the distraction from the conduct of our business, will depend upon many unknown factors and management’s view of these factors may change in the future.

Except as disclosed above, we are not currently a party to any litigation or other legal proceeding that may have a material adverse impact on our business, results of operations or financial condition. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business. We maintain insurance policies which we believe provide adequate coverage, subject to customary deductions, based on the nature and risks of our business and industry standards.

Item 1A.	Risk Factors

There have been no material changes in our risk factors from those disclosed under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on May 2, 2016, and our subsequent Current Reports on Form 6-K, which are accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com. The information on our website or that can be accessed through our website neither constitutes a part of this interim report nor is incorporated by reference herein. The risks disclosed in our Annual Report on Form 20-F and our subsequent Current Reports on Form 6-K are not the only risks facing us. Additional risks and uncertainties, not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchased Plan	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs (1) (2)
April 2016	—	—	—	$30.0 million
May 2016	—	—	—	$30.0 million
June 2016	251,500	$10.47	251,500	$27.4 million

(1)	In March 2016, our board of directors approved a $30.0 million share repurchase program expiring in March 2017.

(2)	In July 2016, our board of directors approved a $75.0 million share repurchase program for the balance of 2016, and 2017, to replace its previously authorized $30.0 million share repurchase program. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

Item 6.	Exhibits

None.